UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 13)*


                                  COMARCO, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    200080109
                                 (CUSIP Number)


                                                             David L. Hefflinger
Alan S. Parsow                                            McGrath, North, Mullin
General Partner                                                    & Kratz, P.C.
P. O. Box 818                                              1400 One Central Park
Elkhorn, NE 68022                                                Omaha, NE 68102
(402) 289-3217                with a copy to                      (402) 341-3070

                  (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                February 25, 2000
         (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109           13D               Page 2 of 4 Pages

1.   Name of Reporting Person
     SS or IRS Identification Number of Above Person

        Parsow Partnership, Ltd., a Limited Partnership / 47-0541937

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds

         WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          / /

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   146,300 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person
     With                     9. Sole Dispositive Power

                                   146,300 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         146,300 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

          / /

13.  Percent of Class Represented by Amount in Row 11

     Approximately 3.41% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 200080109           13D               Page 3 of 4 Pages

1.   Name of Reporting Person

     SS or IRS Identification Number of Above Person

          Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

          /X/  (a)                 / /  (b)

3.   SEC Use Only

4.   Source of Funds

                  WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

          / /

6.   Citizenship or Place of Organization

          Nebraska

                              7. Sole Voting Power

                                   33,200 Shares
     Number of
     Shares                   8. Shared Voting Power
     Beneficially
     Owned by                      0
     Reporting
     Person
     With                     9. Sole Dispositive Power

                                   33,200 Shares

                              10.  Shared Dispositive Power

                                   0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          33,200 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

          / /

13.  Percent of Class Represented by Amount in Row 11

     Approximately .77% of voting securities

14.      Type of Reporting Person

     PN

CUSIP NO. 200080109           13D               Page 4 of 4 Pages


     Parsow Partnership, Ltd. and Elkhorn Partners Limited Partnership (the "Partnerships") make this filing to amend certain information previously reported by the Partnerships. This filing constitutes Amendment No. 13 to the
Schedule 13D of Parsow Partnership, Ltd. and Amendment No. 9 to the Schedule 13D of Elkhorn Partners Limited Partnership. The Partnerships amend such prior
Schedule 13D reports with respect to the common stock of Comarco, Inc. ("Comarco") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUES.

     (a)(b) As of February 25, 2000, Parsow Partnership, Ltd. owns 146,300 shares of Comarco common stock and Elkhorn Partners Limited Partnership owns 33,200 shares of Comarco common stock. The Comarco Form 10-Q for the quarter ended October 31, 1999 reported that at November 30, 1999 Comarco had outstanding 4,285,060 shares of common stock. Based on this number, Parsow Partnership, Ltd. owns approximately 3.41% of the Comarco common stock and Elkhorn Partners Limited Partnership owns approximately .77% of the Comarco common stock.

     (c) During the past 60 days, Parsow Partnership, Ltd. sold 87,300 shares of Comarco common stock in open market transactions at prices ranging from $21.95 to $39.95. During the past 60 days, Elkhorn Partners Limited Partnership sold 38,000 shares of Comarco common stock in open market transactions at prices ranging from $23.375 to $40.70.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 25, 2000.

Elkhorn Partners                    Parsow Partnership, Ltd.,
Limited Partnership                 A Limited Partnership


By /s/ Alan S. Parsow               By  /s/ Alan S. Parsow
  Alan S. Parsow                       Alan S. Parsow
  General Partner                      General Partner